EXHIBIT 12.01

Ambac Financial Group, Inc.

Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	Years Ended December 31,
	2002	2001	2000	1999	1998

Earnings:
Income before income taxes	$564,190	$568,727	$482,124	$404,658	$328,912
Interest expense	43,724	40,442	37,477	36,525	32,761
Portion of rentals deemed to be interest	2,126	1,972	1,859	1,782	1,846

Earnings	$610,040	$611,141	$521,460	$442,965	$363,519

Fixed Charges:
Interest Expense	$43,724	$40,442	$37,477	$36,525	$32,761
Portion of rentals deemed to be interest	2,126	1,972	1,859	1,782	1,846

Fixed Charges	$45,850	$42,414	$39,336	$38,307	$34,607

Ratio of earnings to fixed charges	13.3	14.4	13.3	11.6	10.5